SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 June, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in own shares dated 03 June 2013
Exhibit 1.2	Transaction in own shares dated 04 June 2013
Exhibit 1.3	Transaction in own shares dated 05 June 2013
Exhibit 1.4	Transaction in own shares dated 06 June 2013
Exhibit 1.5	Transaction in own shares dated 07 June 2013
Exhibit 1.6	Transaction in own shares dated 10 June 2013
Exhibit 1.7	Director/PDMR Shareholding dated 10 June 2013
Exhibit 1.8	Transaction in own shares dated 11 June 2013
Exhibit 1.9	Transaction in own shares dated 12 June 2013
Exhibit 1.10	Transaction in own shares dated 13 June 2013
Exhibit 1.11	Transaction in own shares dated 14 June 2013
Exhibit 1.12	Share repurchase programme dated 14 June 2013
Exhibit 1.13	Transaction in own shares dated 17 June 2013
Exhibit 1.14	Transaction in own shares dated 18 June 2013
Exhibit 1.15	Transaction in own shares dated 19 June 2013
Exhibit 1.16	Transaction in own shares dated 20 June 2013
Exhibit 1.17	Transaction in own shares dated 21 June 2013
Exhibit 1.18	Director Declaration dated 21 June 2013
Exhibit 1.19	Director/PDMR Shareholding dated 21 June 2013
Exhibit 1.20	Transaction in own shares dated 24 June 2013
Exhibit 1.21	Director/PDMR Shareholding dated 24 June 2013
Exhibit 1.22	Transaction in own shares dated 25 June 2013
Exhibit 1.23	Transaction in own shares dated 26 June 2013
Exhibit 1.24	Transaction in own shares dated 27 June 2013
Exhibit 1.25	Director/PDMR Shareholding dated 27 June 2013
Exhibit 1.26	Transaction in own shares dated 28 June 2013
Exhibit 1.27	Director Declaration dated 28 June 2013
Exhibit 1.28	Director/PDMR Shareholding dated 28 June 2013
Exhibit 1.29	Total Voting Rights dated 28 June 2013

Exhibit 1.1

BP plc - Transaction in own shares
BP plc - 03 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	31 May 2013
Number of ordinary shares purchased	4,820,000
Highest price paid per share (pence)	476.70
Lowest price paid per share (pence)	473.30
Highest price paid per share (cents)	722.67
Lowest price paid per share (cents)	717.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP plc - Transaction in own shares
BP plc - 04 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	03 June 2013
Number of ordinary shares purchased	4,705,000
Highest price paid per share (pence)	472.15
Lowest price paid per share (pence)	465.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.3

BP plc - Transaction in own shares
BP plc - 05 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	04 June 2013
Number of ordinary shares purchased	4,775,000
Highest price paid per share (pence)	472.53
Lowest price paid per share (pence)	468.55
Highest price paid per share (cents)	722.83
Lowest price paid per share (cents)	717.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP plc - Transaction in own shares
BP plc - 06 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 June 2013
Number of ordinary shares purchased	4,800,000
Highest price paid per share (pence)	471.95
Lowest price paid per share (pence)	462.50
Highest price paid per share (cents)	718.00
Lowest price paid per share (cents)	713.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP plc - Transaction in own shares
BP plc - 07 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	06 June 2013
Number of ordinary shares purchased	4,690,000
Highest price paid per share (pence)	467.90
Lowest price paid per share (pence)	458.75
Highest price paid per share (cents)	717.17
Lowest price paid per share (cents)	712.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP plc - Transaction in own shares
BP plc - 10 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	07 June 2013
Number of ordinary shares purchased	4,700,000
Highest price paid per share (pence)	462.55
Lowest price paid per share (pence)	456.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP plc - Director/PDMR Shareholding
BP plc - 10 June 2013

 BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 June 2013 by Computershare Plan Managers that on 10 June 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.61 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                68 shares
Dr B. Gilvary                68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney               68 shares
Mr D. Sanyal               68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.8

BP plc - Transaction in own shares
BP plc - 11 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 June 2013
Number of ordinary shares purchased	4,520,000
Highest price paid per share (pence)	463.15
Lowest price paid per share (pence)	458.35
Highest price paid per share (cents)	724.17
Lowest price paid per share (cents)	720.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP plc - Transaction in own shares
BP plc - 12 June 2013

 BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:
Ordinary shares

Date of purchase	11 June 2013
Number of ordinary shares purchased	4,520,000
Highest price paid per share (pence)	462.75
Lowest price paid per share (pence)	455.75
Highest price paid per share (cents)	720.67
Lowest price paid per share (cents)	716.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP plc - Transaction in own shares
BP plc - 13 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 June 2013
Number of ordinary shares purchased	4,510,000
Highest price paid per share (pence)	462.43
Lowest price paid per share (pence)	453.70
Highest price paid per share (cents)	715.17
Lowest price paid per share (cents)	711.58

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP plc - Transaction in own shares
BP plc - 14 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 June 2013
Number of ordinary shares purchased	4,540,000
Highest price paid per share (pence)	455.40
Lowest price paid per share (pence)	449.85
Highest price paid per share (cents)	719.33
Lowest price paid per share (cents)	713.67

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP plc - Share Repurchase Programme
BP plc - 14 June 2013

BP p.l.c. Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a third repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 1 May 2013 to 14 June 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period from 17 June 2013 to 29 July 2013, which will run through the Company's second quarter 2013 results close period. The close period commences at the close of business on 30 June 2013 and ceases following the release of the Company's second quarter results announcement on 30 July 2013. The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.13

BP plc - Transaction in own shares
BP plc - 17 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 June 2013
Number of ordinary shares purchased	4,520,000
Highest price paid per share (pence)	457.85
Lowest price paid per share (pence)	452.00
Highest price paid per share (cents)	715.00
Lowest price paid per share (cents)	712.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP plc - Transaction in own shares
BP plc - 18 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 June 2013
Number of ordinary shares purchased	2,770,000
Highest price paid per share (pence)	460.20
Lowest price paid per share (pence)	455.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP plc - Transaction in own shares
BP plc - 19 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 June 2013
Number of ordinary shares purchased	2,700,000
Highest price paid per share (pence)	461.45
Lowest price paid per share (pence)	456.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP plc - Transaction in own shares
BP plc - 20 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 June 2013
Number of ordinary shares purchased	3,350,000
Highest price paid per share (pence)	462.65
Lowest price paid per share (pence)	454.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP plc - Transaction in own shares
BP plc - 21 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 June 2013
Number of ordinary shares purchased	2,850,000
Highest price paid per share (pence)	454.85
Lowest price paid per share (pence)	447.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP plc - Director Declaration
BP plc - 21 June 2013

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Mr. R. W. Dudley, an Executive Director of BP p.l.c. has advised the Company that he was elected as a Director of OJSC Oil Company Rosneft on 20 June 2013.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.19

BP plc - Director/PDMR Shareholding
BP plc - 21 June 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 21 June 2013 BP p.l.c. was advised by Capita that on 21 June 2013 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.194 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	79
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	198
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	376
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	430

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.20

BP plc - Transaction in own shares
BP plc - 24 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 June 2013
Number of ordinary shares purchased	2,329,000
Highest price paid per share (pence)	450.80
Lowest price paid per share (pence)	445.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP plc - Director/PDMR Shareholding
BP plc - 24 June 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 24 June 2013 by Fidelity Stock Plan Services LLC, that on 21 June 2013 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$43.214 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Fryar	133.269	212.534	560.345
Mr A. Hopwood	155.783	212.534	372.248
Mrs K. Landis	161.262	265.667	387.967
Mr H. L. McKay	330.509	212.534	676.755

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.22

BP plc - Transaction in own shares
BP plc - 25 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 June 2013
Number of ordinary shares purchased	3,000,000
Highest price paid per share (pence)	451.50
Lowest price paid per share (pence)	443.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP plc - Transaction in own shares
BP plc - 26 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 June 2013
Number of ordinary shares purchased	2,850,000
Highest price paid per share (pence)	452.40
Lowest price paid per share (pence)	445.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.24

BP plc - Transaction in own shares
BP plc - 27 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 June 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	454.25
Lowest price paid per share (pence)	446.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP plc - Director/PDMR Shareholding
BP plc - 27 June 2013

 BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was also notified on 24 June 2013 by SEB Sweden that on 21 June 2013 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,520 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.194 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.26

BP plc - Transaction in own shares
BP plc - 28 June 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:
Ordinary shares

Date of purchase	27 June 2013
Number of ordinary shares purchased	2,750,000
Highest price paid per share (pence)	457.60
Lowest price paid per share (pence)	450.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.27

BP plc - Director Declaration
BP plc - 28 June 2013

BP p.l.c.
Notification of changes of Directors details

BP p.l.c. announces that Cynthia Carroll, a Non-Executive Director of BP p.l.c. has advised that she was appointed a Non-Executive Director of Hitachi Ltd on 21 June 2013.

BP p.l.c. also announces that Phuthuma Nhleko, a Non-Executive Director of BP p.l.c. has advised that he was appointed a Non-Executive Director and Chairman of MTN Group Ltd on 29 May 2013.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.28

BP plc - Director/PDMR Shareholding
BP plc - 28 June 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 27 June 2013 by Computershare Plan Managers that on
21 June 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a reference share price of $7.194 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4337
Mr R. Bondy	6303
Dr M. C. Daly	4585
Dr B. Gilvary	1010
Mr A. Hopwood	36
Mr D. Sanyal	3527
Dr H. Schuster	1188

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	150	N/A	N/A
Mr R. Bondy	57	N/A	N/A
Dr M. C. Daly	N/A	78	N/A
Mr B. Looney	56	N/A	N/A
Mr D. Sanyal	140	12	N/A
Dr H. Schuster	N/A	N/A	16

BP p.l.c. was further advised by Computershare Plan Managers that on 27 June 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a reference share price of $7.194 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	2274	1282	4330
Dr M. C. Daly	909	962	N/A
Dr B. Gilvary	1648	962	N/A
Mr B. Looney	885	1603	3280
Mr D. Sanyal	1159	1282	N/A
Dr H. Schuster	1100	1282	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.29

BP plc - Total Voting Rights
BP plc - 28 June 2013

BP p.l.c.
Total voting rights and share capital

As at 28 June 2013, the issued share capital of BP p.l.c. comprised 18,948,085,456 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,807,426,495. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,953,167,956. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 July 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary